WEFUNDER

Annual Report

Cover Page

Name of issuer:

Doorvest Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 7/26/2019

Physical address of issuer:

564 Market Street
Suite 250
San Francisco CA 94104

Website of issuer:

http://doorvest.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

37

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$29,559,034.00	$4,227,136.00
Cash & Cash Equivalents:	$9,777,362.00	$2,593,155.00
Accounts Receivable:	$15,783.00	$0.00
Short-term Debt:	$15,369,581.00	$1,078,235.00
Long-term Debt:	$157,897.00	$35,944.00
Revenues/Sales:	$19,666,531.00	$1,835,734.00
Cost of Goods Sold:	$18,178,945.00	$1,804,909.00
Taxes Paid:	$57,299.00	$15,082.00
Net Income:	($2,910,410.00)	($479,577.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Doorvest Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

<p>Filing annual report late</p>

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Will Hsu	Venture Capital Partner	Mucker Capital	2019
Brent Murri	Principal	M13	2021
Justin Kasad	CTO	Doorvest	2019
Andrew Luong	CEO	Doorvest	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Andrew Luong	President	2019
Andrew Luong	CEO	2019
Andrew Luong	CFO	2019
Andrew Luong	Secretary	2019
Andrew Luong	Treasurer	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable

date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Mucker Capital	9647143.0 Series Seed-1, Series A-1, Series Seed-2, Series Seed-3	34.102

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.**

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Investment in the Company involves high uncertainty and a broad variety of significant risks. Any investment in the Company (also sometimes referred to herein as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. This risk relates to the various risk factors described below, among others. Each potential investor should consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in any investment in the Securities.

Any valuation at this stage is difficult to assess and may be significantly inaccurate. The valuation for the offering was established by the Company. Unlike publicly listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups and pre-commercial enterprises, such as the Company, is difficult to assess and you may risk overpaying for your investment. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical only and are based on management's estimate of the likely results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable, but which may be largely inaccurate. Some assumptions invariably will not materialize exactly as predicted (or at all) due to various reasons, such as unanticipated events and circumstances. Therefore, actual results of operations are virtually certain to vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Housing supply - Doorvest acquires rental homes one by one via wholesalers, which as someone not in this space feels like it wouldn't scale very well or provide unique differentiation. However, this is basically the strategy that Invitation Homes took all the way to a valuation of $16B. Their supply approach is two-pronged: 1) On-market/MLS assisted by internal tooling that analyzes 250 homes per day and plugs into an internal DB that surfaces only those that meet customer criteria, and 2) wholesalers that are built via partnerships and intros from their network.

Low-frequency marketplace - No guarantee of scaling supply quickly enough to account for the fact that people are unlikely to use this service often. This is mitigated by Doorvest's reasonably high takeaway and providing a strong user experience through quickly buying inventory from wholesalers, ranking highly on SEO, and allowing buyers enough agency to follow through in the purchasing decision.

Lack of customer lock-in - As of now, there's no explicit reason why a customer interested in rental property investing couldn't buy a property from MLS + hire a property manager. It will take a very long time to build a durable brand, but it is a bet on people being too busy to want to do this extra work, and having a strong enough user experience that they might become repeat buyers (and sellers!) through Doorvest in the future

Competition - There are platforms out there like Roofstock and Fundrise that play in this space. Put simply, we think this market is gigantic enough that there can be multiple winners. Roofstock serves a need for institutions like Invitation Homes and American Homes 4 Rent to have a platform to buy or sell large blocks of homes. We like that business model as well, but it's a bullish signal that the founders of Invitation Homes have invested in Doorvest, seeing also a significant opportunity to provide a fully-managed service to individuals with limited real estate knowledge. Investors should however keep an eye on the market rates for this type of service as new startups spring up.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred Stock	16,234,125	16,234,125	Yes ⌄
Common Stock	29,800,000	8,819,868	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	

Options:	4,172,568

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Pier Asset Management
Issue date	05/06/21
Amount	$25,000,000.00
Outstanding principal plus interest	$0.00 as of 02/26/23
Interest rate	15.0% per annum
Maturity date	05/10/22
Current with payments	Yes

Loan

Lender	Pollen Street Capital
Issue date	06/22/22
Amount	$50,000,000.00
Outstanding principal plus interest	$15,000,000.00 as of 02/26/23
Interest rate	10.0% per annum
Maturity date	06/22/24
Current with payments	Yes

Initial $25M has a 10 - 11% interest rate. Subsequent $25M has a 9 - 10% interest rate.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
2/2020	Other	SAFE	$101,000	General operations
2/2020	Other	Convertible Note	$235,000	General operations
7/2020	Other	SAFE	$638,722	General operations
12/2020	Other	Preferred stock	$2,550,000	General operations
7/2021	Section 4(a)(2)	SAFE	$1,000,000	General operations
8/2021	Other	Preferred stock	$13,000,000	General operations
7/2022	Other	SAFE	$50,000	General operations
9/2022	Section 4(a)(2)	SAFE	$5,000,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Advancing financial security through investment homeownership

We are advancing financial security through investment homeownership.

Our market is wealth management, real estate is just the start. We aim to move forward to natural adjacencies like mortgage lending, title services, and homeowners insurance. As we scale, we plan to target financial services adjacencies like rental income lending, renovation insurance and banking services.

Milestones

Doorvest Inc. was incorporated in the State of Delaware in July 2019.

Since then, we have:

- 🔥 70% of customers are first-time homeowners. 18% have already purchased a subsequent home.
- 🚀 10.5x YoY growth
- ⚡ Identify & purchase an investment home entirely online
- 🏠 4% of American real estate is owned by Millennials & 89% want in!
- 📈 $4.2T immediately addressable market
- 🎉 $22M+ equity & $75M debt raised

Historical Results of Operations

Our company was organized in July 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $19,666,531 compared to the year ended December 31, 2020, when the Company had revenues of $1,835,734. Our gross margin was 7.56% in fiscal year 2021, compared to 1.68% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $29,559,034, including $9,777,362 in cash. As of December 31, 2020, the Company had $4,227,136 in total assets, including $2,593,155 in cash.

- *Net Loss.* The Company has had net losses of $2,910,410 and net losses of $479,577 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $15,527,478 for the fiscal year ended December 31, 2021 and $1,114,179 for the fiscal year ended December 31, 2020.

Liquidity & Capital Resources

To-date, the company has been financed with $15,009,465 in debt, $15,550,000 in equity, $235,000 in convertibles, and $6,739,722 in SAFEs.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Doorvest Inc. cash in hand is $0, as of October 2021. Over the last three months, revenues have averaged $4,000,000/month, cost of goods sold has averaged $3,800,000/month, and operational expenses have averaged $515,000/month, for an average burn rate of $315,000 per month. Our intent is to be profitable in 0 months.

We have decreased expenses in the short term to extend our runway. We are aiming to reach profitability in the next 18 - 24 months. Our expectation is that we can reach that point prior to raising additional funds, or we'll need to raise additional funds far before that point. To reach profitability we are planning to increase our gross margin and top line revenue.

Rising interest rates squeezes the scope of homes that we're able to go after. That means that we need to put more effort into finding more homes for customers.

We are not currently profitable.

If needed we could raise additional funds from angel investors, VCs, or lines of credit.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Andrew Luong, certify that:

(1) the financial statements of Doorvest Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Doorvest Inc. included in this Form reflects accurately the information reported on the tax return for Doorvest Inc. filed for the most recently completed fiscal year.

Andrew Luong
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-

day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://doorvest.com/investor

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Andrew Luong
Brent Murri
Justin Kasad
Will Hsu

Appendix E: Supporting Documents

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement

Doorvest Stock Purchase Agreement

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Andrew Luong

Brent Murri

Justin Kasad

Will Hsu

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Doorvest Inc.

By

Andrew Luong
Co-Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Brent Murri
Partner
3/6/2023

Justin Kasad
CTO
3/6/2023

Andrew Luong

Co-Founder & CEO
3/2/2023

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.